January 26, 2007
Mr. Donald C. Hunt
Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re:	Lime Energy Co. Amendment No. 2 to Registration Statement S-1 Filed November 20, 2006 File No. 333-137236
Dear Mr. Hunt:
This letter is in response to the letter dated December 15, 2006 from Russell Mancuso in which the Commission provided comments to the above referenced filing by Lime Energy Co. (the “Company”).
The following are our responses to the comments contained in that letter:

Your
Comment
#	Comment/Response

1.	We reissue prior comment 4, which requested that you file an opinion of counsel regarding whether the rights are legal, binding obligations under the state contract law that governs those rights.

Response: We are filing a revised opinion of counsel as Exhibit 5.1 to the registration statement which includes, in paragraph (i) thereof, an opinion that, when issued, the rights will be legal, valid and binding obligations of Lime Energy Co. under applicable state law governing the rights.
We are enclosing a marked copy of Amendment No. 2 to the registration statement along with this response letter, to facilitate your review. There are no changes to the exhibits other than as described above with respect to Exhibit 5.1, a marked copy of which is included with this letter, and except that there is a new Exhibit (designated 3.05) which is the amendment to our certificate of incorporation filed on January 23, 2007 to set forth the reverse stock split which was recently approved by our stockholders, and to update the dates on the exhibits.

Mr. Donald C. Hunt
January 26, 2007
Page Two
As you may recall, our board approved the reverse stock split in June, 2006. Since then, in connection with this registration statement and our other pending registration statement (File No. 333-136992), we have exchanged correspondence with the staff over the question of whether stockholder approval was required to make the reverse split effective. In a separate letter from Mr. Mancuso, dated December 15, 2006 and relating to our other pending registration statement, the staff requested that we obtain and provide to the staff an unconditional opinion of counsel qualified to practice in Delaware regarding whether the reverse split required stockholder approval. After consulting with Delaware counsel on the issue, on December 22, 2006, we sent the staff a letter stating that we would not be able to obtain such an unqualified opinion letter and that, pursuant to discussions with Delaware counsel, we were going to seek stockholder approval of the reverse split and of an amendment to our certificate of incorporation to reflect the reverse split. Those actions have now been completed and the amendment was filed on January 23, 2007. The Recent Events section of the Prospectus Summary has been revised to explain these events.
Certain other information in the registration statement has been updated, as is indicated in the enclosed marked copy of Amendment No. 2. We hope that we have adequately addressed all of the staff’s questions and comments. Please feel free to contact me or our attorney, Andy Connor, at (312) 845-5118, if you have any further questions or comments.

Sincerely,
/s/ Jeffrey Mistarz
Jeffrey Mistarz
Chief Financial Officer & Treasurer

enclosures